May 14, 2019

Tracey Joubert
Chief Financial Officer
Molson Coors Brewing Company
1801 California Street, Suite 4600
Denver, CO 80202

       Re: Molson Coors Brewing Company
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed February 12, 2019
           Form 8-K Filed February 12, 2019
           File No. 001-14829

Dear Ms. Joubert:

      We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 8-K Filed February 12, 2019

Exhibit 99.1
Appendix, page 13

1. You present full non-GAAP income statements when reconciling non-GAAP measures to the most directly comparable GAAP measures. Please tell us how you considered the guidance in Question 102.10 of the Division's Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Tracey Joubert
Molson Coors Brewing Company
May 14, 2019
Page 2

       You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 with any questions.



                                                        Sincerely,
FirstName LastNameTracey Joubert
                                                        Division of Corporation
Finance
Comapany NameMolson Coors Brewing Company
                                                        Office of Beverages,
Apparel and
May 14, 2019 Page 2                                     Mining
FirstName LastName